Exhibit 99.8

CONSENT OF EXPERT

Reference is made to the Current Report on Form 6-K of New Pacific Metals Corp. (the “Company”) dated September 3, 2026, and any amendments thereto (the “6-K”), to be filed with the United States Securities and Exchange Commission (the “SEC”), and the Management’s Discussion and Analysis (the “MD&A”) for the year ended June 30, 2026, which is filed as an exhibit to the 6-K, and the Registration Statement on Form F-10 (Registration No. 333-290324) of the Company filed with the SEC (the “Registration Statement”).

I hereby consent to the use of my name and references to, excerpts from, and incorporation by reference and/or summaries of the following report:

Technical Report titled “Carangas Project NI 43-101 Technical Report and Preliminary Economic Assessment” with an effective date of July 16, 2026,

and all other references to me, in the MD&A and the Registration Statement.

/s/ Jinxing Ji

Jinxing Ji, P.Eng.
September 3, 2026